UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

OceanFirst Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

675234108

(CUSIP Number)

John R. Garbarino

975 Hooper Avenue

Toms River, NJ 08754

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 675234108

1	Names of reporting persons I.R.S. Identification no. of above person (entity only) John R. Garbarino
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 276,316 (not including 445,093 shares subject to options exercisable within 60 days)
	8	Shared voting power 129,086
	9	Sole dispositive power 718,907 (not including 48,000 shares subject to unvested options, and 2,502 shares of unvested restricted stock)
	10	Shared dispositive power 129,086
11	Aggregate amount beneficially owned by each reporting person 850,495 (includes 445,093 shares subject to options exercisable within 60 days)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.60% of 32,273,229 shares of common stock outstanding as of February 14, 2017 (includes 445,093 options exercisable within 60 days)
14	Type of reporting person IN

Item 1.	Security and Issuer

The undersigned hereby amends the Schedule 13D filing dated April 8, 2003 as amended on May 11, 2006, September 6, 2006, February 16, 2010 and February 12, 2015, with regard to the shares of Common Stock, par value $.01 per share (the “shares”) of:

OceanFirst Financial Corp. (“Issuer”)

975 Hooper Avenue

Toms River, New Jersey 08754

This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below.

Item 2.	Identity and Background

(c)	Mr. Garbarino is director of OceanFirst Financial Corp. and
OceanFirst Bank located at 975 Hooper Avenue, Toms
River, New Jersey 08754.

Item 4.	Purpose of Transaction.

As a result of recent dispositions of the Issuer’s stock, and well as the increase in the number of the Issuer’s issued and outstanding shares, the Reporting Person’s beneficial ownership has decreased below 5% of the Issuer’s outstanding shares.

Item 5.	Interest in Securities of the Issuer.

a) Mr. Garbarino beneficially owns 850,495 shares, representing 2.60% of the 32,273,229 outstanding shares of the Company’s common stock as of February 14, 2017.

In accordance with Rule 13d-3 of the Exchange act, the beneficially owned shares and the total outstanding shares include 445,093 shares that Mr. Garbarino may within 60 days acquire pursuant to exercisable options.

(b) Mr. Garbarino has sole voting power over 276,316 shares, which does not include either 445,093 shares that may be acquired upon the exercise of stock options, or an additional 48,000 shares that may be acquired upon the vesting and exercise of stock options.

Mr. Garbarino has shared voting power over 129,086 shares, which includes 14,445 shares held by Mr. Garbarino’s spouse, 9,584 shares held by Mr. and Mrs. Garbarino as co-trustees for their son and 105,057 shares held by Mr. Garbarino and his son as co-trustees.

Mr. Garbarino has sole dispositive power over 718,907 shares, which does not include the additional 48,000 shares that may be acquired upon vesting of and exercise of stock options.

Mr. Garbarino has shared dispositive power over 129,086 shares, 14,445 shares held by Mr. Garbarino’s spouse, 9,584 shares held by Mr. and Mrs. Garbarino as co-trustees for their son and 105,057 shares held by Mr. Garbarino and his son as co-trustees.

(c) Transactions effected during the past 60 days:

On January 6, 2017, the Reporting Person exercised 60,750 options to purchase shares of the Issuer’s common stock at an exercise price of $22.17. Also on January 6, 2017, the Reporting Person sold 44,970 shares of the Issuer’s common stock at a price of $29.95 per share. The proceeds of the sale were utilized in connection with the stock option exercise previously noted.

On February 10, 2017 the Reporting Person sold 2 shares of the Issuer’s common stock at a price of $29.00 per share.

On February 13, 2017 the Reporting Person sold 2,998 shares of the Issuer’s common stock at a price of $29.00 per share.

On February 13, 2017, the Reporting Person sold 7,000 shares of the Issuer’s common stock at a weighted average price of $29.37.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2017
Date

/s/ John R. Garbarino
Signature

John R. Garbarino

Name/Title